UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM 10-SB

                General Form for Registration of Securities
                         of Small Business Issuers
                       Under Section 12(b) or (g) of
                   the Securities Exchange Act of 1934


                             BOEING RUN, INC.
                      -----------------------------
                     (Name of Small Business Issuer)



        Colorado                                               84-1493153
   ------------------                                       ---------------
    (State or Other                                         I.R.S. Employer
     Jurisdiction of                                     Identification Number
     Incorporation or
     Organization)


                    7899 West Frost Drive, Littleton, CO 80128
          ------------------------------------------------------------
           (Address of Principal Executive Offices including Zip Code)

                                   303/979-3224
                                  _____________
                          (Issuer's Telephone Number)



Securities to be Registered Under Section 12(b) of the Act:  None


Securities to be Registered Under
        Section 12(g) of the Act:             Common Stock, No Par Value
                                                    (Title of Class)



                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

   Boeing Run, Inc. (the "Company"), was incorporated on April 9, 1998 under the laws of the State of Colorado to engage in any lawful corporate undertaking, including selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date; its only activity has been issuing shares to its original shareholders.

     The Company will attempt to locate and negotiate with a business entity for the merger of that target company into the Company. Such a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge. No assurances can be given that the Company will be successful in locating, negotiating, or merging with any target company, or that the terms of a proposed business combination may be acceptable.

     The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.

     There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These benefits are commonly thought to include the following:

            * the ability to use registered securities to acquire assets or businesses;
            *         increased visibility in the marketplace;
            *         ease of borrowing from financial institutions;
            *         improved stock trading efficiency;
            *         shareholder liquidity;
            *         facilitating the raising of additional capital;
            *         compensation of key employees through stock options;
            *         enhanced corporate image;
            *         a public presence in the United States capital market.

     Target companies interested in a business combination with the Company may include:

            * a company for whom a primary purpose of becoming public is the use of its securities for the acquisition of other assets or businesses;

            * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

            * a company which desires to become public with less dilution of its common stock than would occur upon an underwriting;

            * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

            * a foreign company which may wish an initial entry into the United States securities market;

            * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

            * a company seeking one or more of the other mentioned perceived benefits of becoming a public company.

     A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the election by the target business of its own management and board of directors.

     The proposed business activities described herein classify the Company as a "blank check" company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations
limiting the sale of securities of blank check companies.   Other than
applying for a trading symbol and pre-clearing of the Company's shares for trading, management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. All of the shares currently issued are restricted and are not presently eligible for trading.

     The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

     The Company's business is subject to numerous risk factors, including the following:

     WE HAVE NO OPERATING HISTORY, NO REVENUES, AND MINIMAL ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources.
The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

     THE NATURE OF OUR PROPOSED OPERATIONS IS SPECULATIVE. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination the success of the Company's operations may be dependent upon the management, operations, and financial condition of the target company. These and numerous other factors are beyond the Company's control.

     THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES
AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company. Consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

     WE HAVE NO AGREEMENT FOR ANY BUSINESS COMBINATION OR OTHER TRANSACTION. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a business entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved to consider a business combination with it. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     OUR MANAGEMENT HAS ONLY A LIMITED TIME COMMITMENT TO THE COMPANY. Our president has several business interests and will devote a limited amount of his time to the Company's business. While seeking a business combination, management anticipates devoting up to ten hours per month to the business of the Company. The Company's sole officer has not entered into a written employment agreement with the Company and he is not expected to do so in the foreseeable future. We have not obtained key man life insurance on our officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of the Company's business and its likelihood of continuing operations. See "MANAGEMENT."

     OUR SOLE OFFICER AND DIRECTOR MAY HAVE CONFLICTS OF INTEREST WITH
THE BUSINESS OF OUR COMPANY. The Company's officer and director participates in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - CONFLICTS OF INTEREST."

     BEING A REPORTING COMPANY COMPLICATES AND COULD DELAY AN ACQUISITION.
Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires us to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

     WE HAVE A LACK OF MARKET RESEARCH AND NO MARKETING ORGANIZATION. We have neither conducted, nor have others made available to us, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for the type of merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     WE WILL ONLY ENGAGE IN A SINGLE ACQUISITION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. Our inability to diversify our activities into a number of areas may subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with those operations.

     CERTAIN REGULATIONS MAY APPLY TO OUR OPERATIONS. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have not obtained a formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. If we inadvertently violate such Act, we could be subjected to material adverse consequences.

     THERE WILL BE A CHANGE IN MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require our Management to sell or transfer all or a portion of the Company's common stock held by them, and to resign as directors and officers of the Company. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

     THE PLAN OF OPERATION PROVIDES FOR SUBSTANTIAL DILUTION TO OUR EXISTING SHAREHOLDERS AS A RESULT OF A MERGER. Our plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in a reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.

     WE MAY NOT BE ABLE TO ENGAGE IN A TAX FREE ACQUISITION. We intend to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity. However, there can be no assurance that such a business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on the parties to the transaction and therefore the transaction itself.

     THE REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Management of the Company will require any potential business combination entity to provide audited financial statements. One or more attractive prospects may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements.

     Such audited financial statements may not be immediately available. In such case, the Company intends to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement will be provided after closing of such a transaction. Closing documents relative thereto will include representations that the audited financial statements will not materially differ from the representations included in such closing documents.

ITEM 2.  PLAN OF OPERATION

     The Company intends to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. The Company's sole officer and director has not engaged in any negotiations with any representative of any entity regarding the possibility of an acquisition or merger between the Company and such other entity.

     The Company anticipates seeking out a target business through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Such persons will have no relationship to management.

     The Company has no full time employees. The Company's president has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the Company can be implemented by his devoting approximately 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."

     Management is currently involved in creating other blank check companies which have a business purpose similar to that of the Company. Ansel Project, Inc., Bail Corporation, and Akid Corporation entities similar to the Company in all respects, filed their Forms 10-SB with the Securities and Exchange Commission on August 16, 1999, September 13, 1999, and September 15, 1999, respectively. A conflict may arise in the event that said company or another blank check company with which management is affiliated is formed and actively seeks a target business. Management anticipates that target businesses will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies. A target business may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. See "ITEM 5, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--CONFLICTS OF INTEREST."

     The Articles of Incorporation of the Company provide that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.

GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, and providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The officer and director of the Company has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business entity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management will consider such matters as available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable, but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. Management will meet personally with management and key personnel of the target business entity as part of its investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Exchange Act requires that any merger or acquisition candidate comply with all certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

     Management of the Company will in all likelihood not be experienced in matters relating to the business of a target company, and will rely upon its own experience in accomplishing the business purposes of the Company. It is anticipated that outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has limited cash assets with which to pay such an obligation.

     The Company will not restrict its search to any specific kind of firm, but may acquire a venture which is in its preliminary or development stage, one which is already in operation, or in a more mature stage of its corporate existence. The acquired business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated the merger or acquisition transaction.

ACQUISITION OF OPPORTUNITIES

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction it is probable that the present Management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's director, as part of the terms of the acquisition transaction, likely will be required to resign and be replaced by one or more new directors without a vote of the Company's shareholders.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market may have a depressive effect on the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     With respect to any merger or acquisition, negotiations with target company management are expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

     The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

     Shareholder Corporate Management Services, Inc. has agreed that it will advance to the Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such advances. There is no minimum or maximum amount such shareholder will advance to the Company. The Company will not borrow any funds for the purpose of repaying advances made by such shareholder, and the Company will not borrow any funds to make any payments to the Company's promoters, management or their affiliates or associates.

     The Company has adopted a policy that it will not seek an acquisition or merger with any entity in which the Company's officer, director, and controlling shareholder or any affiliate or associate serves as an officer or director or holds any ownership interest.

COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's extremely limited financial resources and limited management availability, it will continue to be at a significant competitive disadvantage compared to its competitors.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties. The Company currently occupies offices in the home of its sole officer and director at no cost to the Company. Mr. Andrews has agreed to continue this arrangement until the Company completes an acquisition or merger.

     The Company has no present plans to acquire any assets or make any investments prior to completing a business combination.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth, as of April 30, 1999, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

                                        Amount and Nature
Name and Address                        of Beneficial             Percentage
of Beneficial Owner                     Ownership                 of Class
------------------                      ------------              -----------

Corporate Management Services, Inc. (1)   1,000,000                 81.3%
7899 West Frost Dr.
Littleton, CO  80128

George G. Andrews (2)                     1,010,000                 82.1%
7899 West Frost Dr.
Littleton, CO  80128

Barbara Davidson (3)                      1,005,000                 81.7%
2171 Jonathan Pl.
Boulder, CO  80304

All Executive Officers
and Directors as a
Group (1 Person)                          1,010,000                 82.1%


     (1) Corporate Management Services, Inc. ("CMS") is controlled by George Andrews and Barbara Davidson each of whom own 50% of the outstanding stock.
     (2)  Includes the shares of CMS and 5,000 shares owned by his spouse.
     (3)  Includes the shares of CMS.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The Company has one Director and Officer as follows:

Name                       Age          Positions and Offices Held
--------                   ---        -------------------------------
George G. Andrews          73             President and Director

     There are no agreements or understandings for the officer and director to resign at the request of another person. Said officer and director is not acting on behalf of or at the direction of any other person.

     George Andrews has been the sole officer, director, and employee of the Company since its inception, and is now serving his second consecutive one-year term. Mr. Andrews is also an officer, director, and employee of Ansel Project, Inc., Bail Corporation, and Akid Corporation entities similar to the Company in all respects, which filed their Forms 10-SB with the Securities and Exchange Commission on August 16, 1999, September 13, 1999, and September 15, 1999, respectively. Mr. Andrews has been a director of GREKA Energy Corporation, a publicly traded company since April, 1998. Mr. Andrews has been a consultant and private investor since his retirement from the oil and gas industry in 1987. From 1982 until 1987 he was employed as corporate Vice President of Intercontinental Energy Corporation of Englewood, Colorado directing the company's land acquisition, lease and management operations. Between June 1981 and November 1982 Mr. Andrews was Vice President of Shelter Hydrocarbons, Inc. of Denver, Colorado where he directed all land management and operation procedures including contract systems and negotiations of acquisition agreements. From 1979 to June of 1981 Mr. Andrews was Senior Landman for the National Cooperative Refinery Association in Denver, Colorado where he was responsible for negotiation and acquisition of oil and gas leases, certifying title requirements and ongoing daily operations. Mr. Andrews obtained his Bachelor of Science degree from the University of Tulsa, Tulsa, Oklahoma in 1947 where he majored in Economics.

     Mr. Andrews is involved with other blank check companies filing under the Securities Act or under the Exchange Act.

CONFLICTS OF INTEREST

     The Company's officer and director has organized other companies of a similar nature and with a similar purpose as the Company, including Ansel Project, Inc., Bail Corporation, and Akid Corporation entities similar to the Company in all respects, filed their Forms 10-SB with the Securities and Exchange Commission on August 16, 1999, September 13, 1999, and September 15, 1999, respectively. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Since the officer and director is engaged in other business activities, Management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal for opportunities that come to Management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     A conflict may arise in the event that another blank check company with which Management is affiliated is formed and actively seeks a target business. It is anticipated that target businesses will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies. A target business may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

     Mr. Andrews intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Andrews would not attend to other matters prior to those of the Company. Mr. Andrews projects that initially approximately ten hours per month of his time may be spent locating a target business. This amount of time would increase when the analysis of, and negotiations and consummation with, a target business are conducted.

     The terms of a business combination may provide for a payment by cash or otherwise to CMS for the purchase of its common stock of the Company by a target business. Mr. Andrews would directly benefit from such payment. Such benefits may influence Mr. Andrews' choice of a target business.

     Management may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target business to the Company where that reference results in the consummation of a business combination. The amount of any finder's fee will be subject to negotiation and cannot be estimated at this time. No finder's fee of any kind will be paid to the management of the Company or to their associates or affiliates. No loans of any type have, or will be, made to management or promoters of the Company or to any of their associates or affiliates.

     The Company's officer and director and his affiliates and associates have not had any negotiations with any representatives of the owners of any target business or company regarding the possibility of a business combination.

     The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management or promoters of the Company or any affiliates or associates have any interest, direct or indirect.

     Management has adopted certain policies involving possible conflicts of interest, including prohibiting any of the following transactions involving management or their affiliates or associates:

     (i)       Any lending by the Company to such persons;

     (ii) The issuance of any additional securities to such persons prior to a business combination;

     (iii) Entering into any business combination or acquisition of assets in which such persons have any interest, direct or indirect; or

     (iv)      The payment of any finder's fees to such persons.

     These policies have been adopted by the Board of Directors of the Company, and any changes in these provisions would require the approval of the Board of Directors. Management does not intend to propose any such changes and does not anticipate that any such changes to these policies will occur.

     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the shareholders. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940

     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in a business combination which results in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

     The Company's sole officer and director does not receive any compensation for services rendered to the Company, nor has he received such compensation in the past. As of the date of this registration statement, the Company has no funds available to pay its officer and director. Further, the officer and director is not accruing any compensation pursuant to any agreement with the Company.

     The officer and director of the Company will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement the Company's business plan outlined herein.

     No retirement, pension, profit sharing, stock option, insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On April 11, 1998, the Company issued a total of 1,000,000 shares of Common Stock to the following persons for services valued at $500:

NAME                                NUMBER OF TOTAL SHARES    CONSIDERATION
------                              ---------------------     -------------
Corporate Management Services, Inc.        1,000,000          Services valued
                                                              at $500

     The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which the Company's officer, director, or shareholders or their affiliates or associates will serve as an officer or director or hold any ownership interest. The proposed business activities described herein classify the Company as a "blank check" company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein.

ITEM 8.  DESCRIPTION OF SECURITIES.

     The authorized capital stock of the Company consists of 20,000,000 shares of common stock, no par value and 5,000,000 shares of preferred stock, no par value. The following statements relating to the capital stock are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Articles of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are, and the shares of common stock offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

     Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

     The Company's Articles of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock, no par value, of which no shares have been issued. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Colorado, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholder. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholder and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

     The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. The Company has no present plans to issue any preferred stock.

DIVIDENDS

     The Company does not expect to pay dividends. Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the foreseeable future.

Glossary

"Blank Check" Company           As defined in Section 7(b)(3) of the
                                Securities Act, a "Blank Check"
                                Company is a development stage
                                company that has no specific
                                business plan or purpose or has
                                indicated that its business plan is
                                to engage in a merger or acquisition
                                with an unidentified company or
                                companies and is issuing "penny
                                stock" securities as defined in Rule
                                3a51-1 of the Exchange Act.

Exchange Act                    The Securities Exchange Act of 1934,
                                as amended.

Securities Act                  The Securities Act of 1933, as
                                amended.



                                 PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     There is no trading market for the Company's common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     (a) Market Price. The Company's common stock is not quoted at the present time.

     The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

       (i) that a broker or dealer approve a person's account for transactions in penny stocks; and

       (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

       (i) obtain financial information and investment experience and objectives of the person; and

       (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form:

       (i) sets forth the basis on which the broker or dealer made the suitability determination; and

       (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The National Association of Securities Dealers, Inc. (the "NASD"), which administers the NASDAQ Stock Market, has recently adopted changes in the criteria for initial and continued eligibility for listing on the NASDAQ Stock Market. In order to qualify for listing on the NASDAQ SmallCap Market, a company must have at least:

       (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000;

       (ii) public float of 1,000,000 shares with a market value of $5,000,000;

       (iii)a bid price of $4.00;

       (iv) three market makers;

       (v)  300 shareholders; and

       (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization.

For continued listing on the NASDAQ SmallCap Market, a company must have at least:

       (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000;

       (ii) a public float of 500,000 shares with a market value of $1,000,000;

       (iii)a bid price of $1.00;

       (iv) two market makers; and

       (v)  300 shareholders.

     There can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on the NASDAQ SmallCap Market or a national or regional exchange, or be able to sustain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification may result in the discontinuance of the inclusion of the Company's securities in such listing. In such event, trading, if any, in the Company's securities may then continue in the over-the-counter market. In such case, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     (b) Holders. As of April 30, 1999, there were 47 shareholders of the Company's Common Stock. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

     (c) Dividends. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Company has sold securities which were not registered as follows:

DATE                NAME                      NUMBER OF          CONSIDERATION
                                               SHARES

(1) April 11,
     1998          CMS (1)                    1,000,000          Services
                                                                 valued at
                                                                 $500

(2) April 22,
     1998
    August 26,
     1998       46 Shareholders                 230,000          $2,300
________

     (1) Mr. Andrews, the sole officer and director of the Company, is the sole director and a 50% shareholder of CMS.

     With respect to the sales made, the Company relied on Section 4(2) of the Securities Act of 1933, as amended and qualified under the Blue Sky laws of the various limited number of states in which investors resided.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 7-109-102 of the Business Corporation Act of the State of Colorado provides that a Colorado corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit or proceeding. The Articles of Incorporation and the By-Laws of the Company provide for indemnification of directors and officers to the fullest extent permitted by the Business Corporation Act of the State of Colorado.

     The Business Corporation Act of the State of Colorado provides that articles of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director:

       (i) for any breach of the director's duty of loyalty to the corporation or its stockholders;

       (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

       (iii)under Section 7-106-401 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the Business Corporation Act of the State of Colorado; or

       (iv) for any transaction from which the director derived an improper personal benefit.

The Company's Articles of Incorporation contain such a provision.



                            PART F/S

     Financial Statements.

     Attached are audited financial statements for the Company for the period ended April 30, 1999. The following financial statements are attached to this report and filed as a part thereof.

            1) Index to Financial Statements
            2) Independent Auditors' Report
            3) Balance Sheets
            4) Statements of Operations
            5) Statement of Shareholders' Equity
            6) Statements of Cash Flows
            7) Notes to Financial Statements




                             BOEING RUN, INC.
                      (A DEVELOPMENT STAGE COMPANY)


                           FINANCIAL STATEMENTS

                                  With

                      INDEPENDENT AUDITORS' REPORT

                             April 30, 1999


















                            Prepared By:

                     Cordovano and Harvey, P.C.
                   Certified Public Accountants
                         Denver, Colorado



                          BOEING RUN, INC.
                   (A Development Stage Company)

                   Index to Financial Statements



                                                                       Page
                                                                   ----------

Independent auditors' report                                           F-2

Balance sheets, April 30, 1999 and October 31, 1999 (unaudited)        F-3

Statements of operations for the fiscal year ended April 30, 1999, from April 9, 1998 (inception) through April 30, 1999, from
     April 9, 1998 (inception) through April 30, 1998, for the
     six months ended October 31, 1999 (unaudited), for the
     six months ended October 31, 1998 (unaudited), and for
     April 9, 1998 (inception) through October 31, 1999                F-4

Statement of shareholders' equity, from April 9, 1998 (inception)
     through October 31, 1999 (unaudited)                              F-5

Statements of cash flows for the fiscal year ended April 30, 1999, from April 9, 1998 (inception) through April 30, 1999, from
     April 9, 1998 (inception) through April 30, 1998 for the
     six months ended October 31, 1999 (unaudited), for the
     six months ended October 31, 1998 (unaudited), and for
     April 9, 1998 (inception) through October 31, 1999                F-6

Notes to financial statements                                          F-7

                                   F-1



To the Board of Directors and Shareholders
Boeing Run, Inc.

                        Independent Auditors' Report

We have audited the balance sheet of Boeing Run, Inc. (a development stage company) as of April 30, 1999 and the related statements of operations, shareholders' equity and cash flows for the year ended April 30, 1999 and from April 9, 1998 (inception) through April 30, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boeing Run, Inc. as of April 30, 1999, and the related statements of operations and cash flows for the year ended April 30, 1999 and for the period from April 9, 1998 (inception) through April 30, 1998 and 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has a substantial dependence on the success of its development stage activities, significant losses since inception, lack of liquidity, and a working capital deficiency at April 30, 1999. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Cordovano and Harvey, P.C.
Denver, Colorado
December 17, 1999

                                   F-2



                                 BOEING RUN, INC.
                          (A Development Stage Company)

                                Balance Sheet

                                    ASSETS

                                           April 30, 1999     October 31, 1999
                                           --------------     ----------------
                                                                 (unaudited)
CURRENT ASSETS
  Cash                                     $       2,084        $       2,084
  Interest income receivable,
    related party (See notes B,F)                     66                   90
                                           --------------       --------------
                      TOTAL CURRENT ASSETS $       2,150        $       2,174
                                           ==============       ==============

                       LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable, related party
    (See notes B,F)                        $         101        $         630
  Accrued liabilities                              1,667                1,500
                                           --------------       --------------
                 TOTAL CURRENT LIABILITIES         1,768                2,130
                                           --------------       --------------

SHAREHOLDERS' EQUITY
  Preferred Stock, no par value, 5,000,000
    shares authorized, -0- shares
    issued and outstanding                             -                    -
  Common stock, no par value, 20,000,000
    shares authorized, 1,230,000 shares
    issued and outstanding                         2,673                2,673
  Deficit accumulated during the development
    stage                                         (2,291)              (2,629)
                                           --------------       --------------
                TOTAL SHAREHOLDERS' EQUITY           382                   44
                                           --------------       --------------


                                           $       2,150        $       2,174
                                           ==============       ==============

                 See accompanying notes to financial statements

                                   F-3




                                                                       BOEING RUN, INC.
                                                               (A Development Stage Company)


                                                                  Statements of Operations

                                       April 9, 1998       April 9, 1998                                             April 9, 1998
                                        (Inception)         (Inception)               Six               Six           (Inception)
                      Year Ended          Through             Through            Months Ended       Months Ended        Through
                    April 30, 1999    April 30, 1999      April 30, 1998       October 31, 1999   October 31, 1998  October 31, 1999
                   ----------------  ----------------    ----------------      ----------------   ----------------  ----------------
                                                                                  (unaudited)        (unaudited)      (unaudited)
INCOME
  Interest income  $            66   $            66     $             -       $            24    $             -   $            90

COSTS AND EXPENSES
  Legal fees       $           218   $           306     $            88       $           362    $             -   $           668
  Accounting fees            1,500             1,500                   -                     -                  -             1,500
  General and
    administrative              51                51                   -                     -                  -                51
  Organizational
    Costs                        -               500                 500                     -                  -               500
                   ----------------  ----------------    ----------------      ----------------   ----------------  ----------------
      LOSS FROM
        OPERATIONS          (1,703)           (2,291)               (588)                 (338)                 -            (2,629)
                   ----------------  ----------------    ----------------      ----------------   ----------------  ----------------

INCOME TAX BENEFIT
  (EXPENSE) (NOTE C)
  Current tax
    benefit                     63               175                 112                    89                  -               239
  Deferred tax
    expense                    (63)             (175)               (112)                  (89)                 -              (239)
                   ----------------  ----------------    ----------------      ----------------   ----------------  ----------------
      NET LOSS     $        (1,703)  $        (2,291)    $          (588)      $          (338)   $             -   $        (2,629)
                   ================  ================    ================      ================   ================  ================

  BASIC AND DILUTED
    LOSS PER
    COMMON SHARE   $       *         $       *           $        *            $        *         $        *        $        *
                   ================  ================    ================      ================   ================  ================
  BASIC AND DILUTED
    WEIGHTED
    AVERAGE COMMON
    SHARES
    OUTSTANDING          1,230,000         1,000,000           1,000,000             1,230,000          1,000,000          1,230,000
                   ================  ================    ================      ================   ================  ================


  *  Less than .01 per share

                             See accompanying notes to financial statements

                                                  F-4




                                                                          BOEING RUN, INC.
                                                                   (A Development Stage Company)


                                                                Statement of Shareholders' Equity


                                                      April 9, 1998 (inception) through October 31, 1999

                                                                                                         Deficit
                                                                                                       Accumulated
                                                                                                          During
                                      Preferred Stock                  Common Stock                    Development
                                ---------------------------      ------------------------
                                  Shares           Amount          Shares        Amount                   Stage          Total
                                ----------       ----------      ----------    ----------              -----------    -----------

Beginning balance, April 9, 1998        -        $       -               -     $       -               $        -     $        -

Common stock issued in exchange
  for services                          -                -       1,000,000           500                        -            500

Net loss for the period ended
  April 30, 1998                        -                -               -                                   (588)          (588)
                                ----------       ----------      ----------    ----------              -----------    -----------
        BALANCE, APRIL 30, 1998         -                -       1,000,000           500                     (588)           (88)

Common stock issued for cash,
  net of                                -                -         230,000         2,173                        -          2,173
  offering costs

Net loss for year ended
  April 30, 1999                        -                -               -             -                   (1,703)        (1,703)
                                ----------       ----------      ----------    ----------              -----------    -----------
        BALANCE, APRIL 30, 1999         -                -       1,230,000         2,673                   (2,291)           382

Net loss for period ended
  October 31, 1999                      -                -               -             -                     (338)          (338)
                                ----------       ----------      ----------    ----------              -----------    -----------
      BALANCE, OCTOBER 31, 1999
                    (unaudited)         -                -       1,230,000         2,673                   (2,629)            44
                                ==========       ===========     ==========    ==========              ===========    ===========


                               See accompanying notes to financial statements

                                                     F-5




                                                                      BOEING RUN, INC.
                                                               (A Development Stage Company)


                                                                  Statements of Cash Flows


                                       April 9, 1998       April 9, 1999                                             April 9, 1998
                                        (Inception)         (Inception)               Six               Six           (Inception)
                      Year Ended          Through             Through            Months Ended       Months Ended        Through
                    April 30, 1999    April 30, 1999      April 30, 1998       October 31, 1999   October 31, 1998  October 31, 1999
                   ----------------  ----------------    ----------------      ----------------   ----------------  ----------------
                                                                                  (unaudited)        (unaudited)      (unaudited)
OPERATING
  ACTIVITIES
  Net loss         $        (1,703)  $        (2,291)    $          (588)      $          (338)   $             -   $        (2,629)

  Non-cash
    transactions:
      Common stock
        issued for
        services                 -               500                 500                     -                  -               500
  Changes in
    operating assets
    and liabilities:
      Accounts
        payable and
        accrued
        liabilities          1,680             1,768                  88                   362                  -             2,130
      Interest
        Income
        Receivable             (66)              (66)                  -                   (24)                 -               (90)
                   ----------------  ----------------    ----------------      ----------------   ----------------  ---------------

     NET CASH
     (USED IN)
     OPERATING
     ACTIVITIES                (89)              (89)                  -                     -                  -               (89)
                   ================  ================    ================      ================   ================  ================

FINANCING ACTIVITIES
  Sale of common
    stock                    2,300             2,300                   -                     -                  -             2,300
  Offering costs
    incurred                  (127)             (127)                  -                     -                  -              (127)
                   ----------------  ----------------    ----------------      ----------------   ----------------  ----------------
  NET CASH PROVIDED
       BY FINANCING
         ACTIVITIES          2,173             2,173                   -                     -                  -             2,173
                   ----------------  ----------------    ----------------      ----------------   ----------------  ----------------
       NET INCREASE
            IN CASH          2,084             2,084                   -                     -                  -             2,084
  Cash, beginning
    of period                    -                 -                   -                 2,084                  -                 -
                   ----------------  ----------------    ----------------      ----------------   ----------------  ----------------
       CASH, END OF
            PERIOD $         2,084   $         2,084     $             -       $         2,084    $             -   $         2,084
                   ================  ================    ================      ================   ================  ================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during
  the period for:
     Interest      $             -   $             -     $             -       $             -    $             -   $             -
                   ================  ================    ================      ================   ================  ================
     Income taxes  $             -   $             -     $             -       $             -    $             -   $             -
                   ================  ================    ================      ================   ================  ================

Non-cash financing
  activities:
     1,000,000 shares
       common stock
       issued for
       services    $             -   $           500     $           500       $             -    $             -   $           500
                   ================  ================    ================      ================   ================  ================


                            See accompanying notes to financial statements

                                                 F-6

                                 BOEING RUN, INC.
                          (A Development Stage Company)

                          Notes to Financial Statements

Note A: Organization and summary of significant accounting policies

Organization
------------
Boeing Run, Inc. (the "Company") was incorporated under the laws of Colorado on April 9, 1998 to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company is a development stage enterprise in accordance with Statement of Financial Accounting Standard (SFAS) No. 7.

The Company has been in the development stage since inception and has no operations to date.

As of April 30, 1999, the Company has no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company's success is dependent upon commencing operations or locating and consummating a business combination with an operating company. There is no assurance that the Company can commence operations or identify such a target company and consummate such a business combination. These factors, among others, raise substantial doubt about its ability to continue as a going concern.

From April 9, 1998 (inception) through April 30, 1999, the Company raised
initial working capital through the sale of its common stock.   The Company's
ability to continue as a going concern is dependent upon raising additional capital and achieving profitable operations. There is no assurance that the Company will be successful in its efforts to raise additional working capital or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Summary of significant accounting policies
------------------------------------------

Cash equivalents
----------------
The Company's financial instruments consist of accounts payable and accrued liabilities. For financial accounting purposes and the statement of cash flows, cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less.

Use of estimates
----------------
The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

                                   F-7

Income Taxes
------------
The Company reports income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires the liability method in accounting for income taxes. Deferred tax assets and liabilities arise from the difference between the tax basis of an asset or liability and its reported amount on the financial statements. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under currently enacted law. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change during the period in the deferred tax assets and liabilities.

Loss per common share
---------------------
The Company has adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128") which requires the disclosure of basic and diluted earnings per share. Basic earnings per share is calculated using income available to common shareowners divided by the weighted average of common shares outstanding during the year. Diluted earnings per share is similar to basic earnings per share except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. The Company has a simple capital structure and no outstanding options at April 30, 1999. Therefore, dilutive earnings per share are not applicable and accordingly have not been presented

Start up costs
--------------
Costs related to the organization of the Company have been expensed as incurred.

Fiscal year
-----------
The Company operates on a fiscal year ending on April 30.

Stock based compensation
------------------------
SFAS No. 123, "Accounting for Stock-Based Compensation" was issued in October 1995. This accounting standard permits the use of either a fair value based method or the method defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") to account for stock-based compensation arrangements. Companies that elect to use the method provided in APB 25 are required to disclose pro forma net income and earnings per share that would have resulted from the use of the fair value based method. The Company has elected to continue to determine the value of stock-based compensation arrangements under the provisions of APB 25. For stock issued to officers the fair value approximates the intrinsic value. Therefore, no pro forma disclosures are presented.

                                   F-8

Fair value of financial instruments
-----------------------------------
SFAS 107, "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. The Company has determined, based in available market information and appropriate valuation methodologies, the fair value of its financial instruments approximates carrying value. The carrying amounts of cash, accounts payable, and other accrued liabilities approximate fair value due to the short-term maturity of the instruments.

Recently issued accounting pronouncements
-----------------------------------------
The Company has adopted the following new accounting pronouncements for the year ended April 30, 1999. There was no effect on the financial statements presented from the adoption of the new pronouncements.

Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income," requires the reporting and display of total comprehensive income and its components in a full set of general-purpose financial statements.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is based on the "management" approach for reporting segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosure about the Company's products, the geographic areas in which it earns revenue and holds long-lived assets, and its major customers.

SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits," which requires additional disclosures about pension and other post-retirement benefit plans, but does not change the measurement or recognition of those plans.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires an entity to recognize all derivatives on a balance sheet, measured at fair value.

Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP requires that entities capitalize certain internal-use software costs once certain criteria are met.

                                   F-9

SOP 98-5, "Reporting on the Costs of Start-Up Activities." Sop 98-5 provides, among other things, guidance on the reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred.

The Company will continue to review these new accounting pronouncements over time to determine if any additional disclosures are necessary based on evolving circumstances.

Note B: Related party transactions

The Company has issued an affiliate 1,000,000 shares of common stock in exchange for services related to management and organization costs of $500.00. The affiliate will provide administrative and marketing services as needed. The affiliate may, from time to time, advance to the Company any additional funds that the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger.

On behalf of the Company, an affiliate sold 230,000 shares of the Company's common stock in a private placement for $2,300. The private placement also included the offering of common shares in nineteen other corporations. The costs related to the offering and certain legal fees and general and administrative fees were allocated to each of the twenty companies participating in the offering. The Company's pro rata one twentieth share of the costs and expenses were deducted from the gross proceeds from the sale of the Company's common shares. The gross proceeds of $2,300 were transferred to the Company net of offering costs of $127, certain general and administrative costs incurred by the affiliate of $89, resulting in a cash balance of $2,084 at April 30, 1999.

Additionally, the affiliate incurred further legal fees on behalf of the Company, along with other companies mentioned above totaling $5,358. The Company's pro rata share of those fees is $268 and is included in accounts payable ($101) and accrued liabilities ($167) in the accompanying financial statements as of April 30, 1999.

For the year ended April 30, 1999 the affiliate earned $1,321 in interest income. The Company's pro rata share of that interest income is $66 at April 30, 1999 and is included in the interest income receivable, related party balance.

                                   F-10

Note C: Income taxes

A reconciliation of U.S. statutory federal income tax rate to the effective rate for the period from April 9, 1998 (inception) through April 30, 1999 is as follows:

                                             April 9, 1998     April 9, 1998
                                  Year        (Inception)       (Inception)
                                 Ended          Through           Through
                            April 30, 1999   April 30, 1999    April 30, 1998
                            --------------   --------------    --------------
U.S. statutory federal rate        15.00%           15.00%            15.00%
State income tax rate, net of
  federal benefit                   4.04%            4.04%             4.04%
Offering costs, permanent
  difference                        9.41%            2.41%             0.00%
Net operating loss (NOL)
  for which no tax benefit
  is currently available          -28.45%          -21.45%           -19.04%
                            ______________   ______________    ______________

                                    0.00%            0.00%             0.00%
                            ==============   ==============    ==============


The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the
period from April 9, 1998 (inception) through April 30, 1999 was $175.   NOL
carry forwards at April 30, 1999 will begin to expire in 2018. The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change, as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carry forwards generated prior to the ownership change will be subject to an annual limitation which could reduce or defer the utilization of those losses.

Note D: Shareholders' equity

Proposed offering of common stock
---------------------------------
On April 11, 1998, the Company's Board of Directors approved an offering of up to 250,000 shares of the Company's no par value common stock at $.01 per share. (See Note B.)

                                   F-11

Preferred Stock

----------------
The preferred stock may be issued in series as determined by the Board of Directors. As required by law, each series must designate the number of shares in the series and each share of a series must have identical rights of
(1) dividend, (2) redemption, (3) rights in liquidation, (4) sinking fund provisions for the redemption of the share, (5) terms of conversion and (6) voting rights.

Note E: The Year 2000 Issue

The Y2K issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer and telecommunications programs that have date sensitive software may recognize a date using "00" as the year 1900 instead of 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things an inability to process transactions, send invoices, or engage in similar normal business activities. The Company does not own its own computer equipment but does depend on computer services provided by an affiliate. There is no certainty that the Company will not experience Y2K issues.

The Company cannot determine the extent to which the Company is vulnerable to third parties' failure to remediate their own Y2K problems. As a result, there can be no guarantee that the systems of other companies on which the Company's business relies will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would have a material adverse effect on the Company. In view of the foregoing, there can be no assurance that the Y2K issue will not have a material adverse effect on the Company's business.

Note F:  Unaudited Interim Financial Information

Interim Financial Information
-----------------------------
The interim financial statements as of October 31, 1999 and the six months ended October 31, 1999 and 1998 are unaudited, and certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring items, necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements have been included. The results of operations for the interim period are not necessarily indicative of the results for an entire fiscal year.

                                   F-12

Related Party Transactions
--------------------------

On behalf of the Company, an affiliate sold 230,000 shares of the Company's common stock in a private placement for $2,300. The private placement also included the offering of common shares in nineteen other corporations. The costs related to the offering and certain legal fees and general and administrative fees were allocated to each of the twenty companies participating in the offering. The Company's pro rata one twentieth share of the costs and expenses were deducted from the gross proceeds from the sale of the Company's common shares. The gross proceeds of $2,300 were transferred to the Company net of offering costs of $127, and certain general and administrative costs incurred by the affiliate of $89 resulting in a cash balance of $2,084 at October 31, 1999 (unaudited).

Additionally, from May 1, 1999 through October 31, 1999, the affiliate incurred further legal fees on behalf of the Company, along with other companies mentioned above totaling $7,235. The Company's pro rata share of those fees is $362 and is included in accounts payable at July 31, 1999 (unaudited).

For the six months ended October 30, 1999 the affiliate earned $477 in interest income. The Company's pro rata share of that interest income is $24 at October 31, 1999 and is included in the interest income receivable, related party balance (unaudited).

Income Taxes
------------

A reconciliation of U. S. statutory federal income tax rate to the effective rate at October 31, 1999 and for the period from April 9, 1998 (inception) to October 31, 1999 is as follows:

                                                                April 9, 1998
                                             Six Months          (Inception)
                                                Ended              Through
                                          October 31, 1999    October 31, 1999
                                          ----------------    ----------------
                                            (unaudited)          (unaudited)

     U.S. statutory federal rate                   15.00%             15.00%
     State income tax rate, net of
       federal benefit                              4.04%              4.04%
     Offering costs, permanent difference           5.65%              1.69%
     Net operating loss (NOL) for which
       no tax benefit is currently
       available                                  -24.69%            -20.73%
                                           ______________     ______________

                                                    0.00%              0.00%
                                           ==============     ==============

                                   F-13



                                    PART III


ITEM 1.  INDEX TO EXHIBITS.

EXHIBIT NUMBER                  DESCRIPTION

    (2)                Articles of Incorporation and By-laws:
    2.1                Articles of Incorporation
    2.2                By-laws
    ____

   *  filed herewith.









                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                  Boeing Run, Inc.



                                  By:/s/ George G. Andrews
                                     George G. Andrews, President